UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File Number: 000-15223

                                                            CUSIP No.: 423498104

      (Check One): [X] Form 10-K   [_] Form 20-F   [_] Form 11-K
                   [_] Form 10-Q   [_] Form N-SAR  [_] Form N-CSR

      For Period Ended: December 31, 2007

      Transition Report on Form 10-K

      Transition Report on Form 20-F

      Transition Report on Form 11-K

      Transition Report on Form 10-Q

      Transition Report on Form N-SAR

      For the Transition Period Ended: ____________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ------------------------

PART I -- REGISTRANT INFORMATION

                              HEMACARE CORPORATION
                            (Full Name of Registrant)

                                       N/A
                           (Former Name if Applicable)

                          15350 Sherman Way, Suite 350
           (Address of Principal Executive Office (Street and Number))

                           Van Nuys, California 91406
                           (City, State and Zip Code)

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |(a)   The reasons described in reasonable detail in Part III of this form
     |      could not be eliminated without unreasonable effort or expense;
[X]  |(b)   The subject annual report, semi-annual report, transition report on
     |      Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
     |      portion thereof, will be filed on or before the fifteenth calendar
     |      day following the prescribed due date; or the subject quarterly
     |      report or transition report on Form 10-Q or subject distribution
     |      report on Form 10-D, or portion thereof, will be filed on or before
     |      the fifth calendar day following the prescribed due date; and
     |(c)   The accountant's statement or other exhibit required by Rule
     |      12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

      State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      On November 5, 2007, HemaCare BioScience, Inc. ("HemaBio"), the wholly owned Florida-based research products subsidiary of HemaCare Corporation (the "Company"), ceased operations. On December 4, 2007, HemaBio executed and delivered an Assignment for Benefit of Creditors, under Florida Statutes Section
727.101 et seq. ("Assignment"), assigning all of its assets to an assignee, who is responsible for taking possession of, protecting, preserving, and liquidating such assets and ultimately distributing the proceeds to creditors of HemaBio according to their priorities as established by Florida law.

      On September 26, 2006, the Company, together with the Company's subsidiaries Coral Blood Services, Inc. and HemaCare BioScience, Inc., entered into an Amended and Restated Loan and Security Agreement ("Comerica Agreement") with Comerica Bank ("Comerica") to provide a working capital line of credit. This agreement contains certain financial covenants and provides that, in the event the Company fails to observe any covenant in the Comerica Agreement or permits a default under any material agreement to which the Company is a party with third parties that results in an acceleration of indebtedness, then an event of default shall have occurred under the Comerica Agreement, and Comerica may, among other things, declare the Company's indebtedness to Comerica immediately due and payable.

      As of September 30, 2007, the Company was not in compliance with certain financial covenants in the Comerica Agreement, and Comerica did not provide a waiver of this violation as provided in the past. As of December 31, 2007, the Company's covenant violations remained, and Comerica has not provided a waiver.


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


        In addition, as of September 19, 2007, the Company, or HemaBio, was in default on notes to the sellers and other related parties in an aggregate principal amount of $700,000 in connection with the Company's acquisition of 100% of the capital stock of HemaBio. Each of the notes requires the Company, or HemaBio, to pay four annual installments representing 25% of the principal balance, plus accrued interest. The first such installment payment was due on August 29, 2007. The Company, or HemaBio, did not make the first payment under any of the notes, which, in the aggregate, represented an aggregate principal amount of $175,000, together with accrued interest of $46,000. Under the terms of certain of these notes, failure to pay any of the scheduled payments when due causes the entire unpaid balance, including unpaid interest, to become immediately due and payable. The Company's indebtedness to Comerica is secured by substantially all of the Company's assets. Comerica has been informed of the Company's default with respect to the initial payments to the above noteholders, but Comerica has not communicated any intention to exercise any of its rights or remedies; however, Comerica has communicated their intention to reserve their rights and will not waive any of the defaults. Therefore, Comerica could at any time, among other remedies, demand full repayment of the outstanding balance of $2.5 million. The Company does not possess sufficient resources to repay the amounts outstanding under the Comerica Agreement.

       Additional time is required to complete the description of the closing of HemaBio and to gather updated information on the status of the Comerica debt for inclusion in, and to integrate the financial information relating thereto into, the Form 10-K.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Robert S. Chilton           (818) 226-1968
        ----------------------------------------------------------------
        (Name)                      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                [X] Yes   [_]No


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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [X] Yes   [_]No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate cannot be made.

      The Registrant anticipates that it will report a net loss of $7,788,000, or $0.90 per share basic and diluted, for the twelve month period ended December 31, 2007, compared to net income of $1,851,000, or $0.22 basic and $0.20 fully diluted earnings per share, for the same period of 2006. Included in the net loss for the year are (i) a $4,259,000 non-cash charge for goodwill impairment associated with closing HemaBio, (ii) a $622,000 non-cash charge from the increase in the Registrant's deferred tax asset valuation reserve to 100%, (iii) a $272,000 operating loss at HemaBio, (iv) $424,000 in HemaBio asset valuation write downs, (v) $604,000 in severance for HemaBio employees, and (vi) $401,000 in HemaBio closure related expenses.

      The following table sets forth the Registrant's anticipated condensed consolidated statement of operations data for the twelve months ended December 31, 2007 and 2006.


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


                                                       Twelve Months Ended
                                                          December 31,
                                                   ----------------------------
                                                      2007            2006
                                                   ------------    ------------
Revenues:
     Blood products                                $ 26,752,000    $ 27,245,000
     Blood services                                   7,414,000       7,475,000
                                                   ------------    ------------
              Total revenues                         34,166,000      34,720,000

Operating costs and expenses:
     Blood products                                  23,403,000      22,747,000
     Blood services                                   5,605,000       5,654,000
                                                   ------------    ------------
              Total operating costs and
              expenses                               29,008,000      28,401,000

              Gross profit                            5,158,000       6,319,000

General and administrative expenses                   6,340,000       5,394,000
                                                   ------------    ------------
(Loss) income from continuing operations
   before income taxes                               (1,182,000)        925,000

Provision (benefit) for income taxes                    646,000        (546,000)
                                                   ------------    ------------
(Loss) income from continuing operations             (1,828,000)      1,471,000

Discontinued Operations

(Loss) income from discontinued operations           (5,956,000)        409,000

Provision for income taxes                                4,000          29,000

(Loss) income on discontinued operations             (5,960,000)        380,000
                                                   ------------    ------------
       Net (loss) income                           $ (7,788,000)   $  1,851,000
                                                   ============    ============
(Loss) income per share
     Basic
       Continuing Operations                       $      (0.21)   $       0.18
                                                   ============    ============
       Discontinued Operations                     $      (0.69)   $       0.04
                                                   ============    ============
       Total                                       $      (0.90)   $       0.22
                                                   ============    ============
     Diluted
       Continuing Operations                       $      (0.21)   $       0.16
                                                   ============    ============
       Discontinued Operations                     $      (0.69)   $       0.04
                                                   ============    ============
       Total                                       $      (0.90)   $       0.20
                                                   ============    ============
Weighted average shares outstanding -
   basic                                              8,687,000       8,265,000
                                                   ============    ============
Weighted average shares outstanding -
   diluted                                            8,687,000       9,095,000
                                                   ============    ============


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                              HEMACARE CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

    Date:  March 26, 2008               By:  /s/ Robert S. Chilton
                                             -----------------------
                                             Robert S. Chilton,
                                             Chief Financial Officer


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